Filed Pursuant to Rule 433

Registration Statement No. 333-158531

PartnerRe Ltd.

7.25% SERIES E CUMULATIVE REDEEMABLE PREFERRED SHARES

Issuer:	PartnerRe Ltd.

Security Type:	7.25% Series E Cumulative Redeemable Preferred Shares

Anticipated Ratings (Moody’s / S&P / Fitch):*	Baa1 (negative) / BBB+ (negative) / BBB+ (stable)

Size:	13,000,000 shares

Over Allotment Amount:	1,950,000 shares

Trade Date:	June 8, 2011

Settlement Date:	June 15, 2011 (T+5)

Maturity Date:	Perpetual

Liquidation Preference:	$25 per share

Dividend Payment Dates:	Dividends on the Series E preferred shares are payable quarterly in arrears, when, as and if declared, on the first day of March, June, September and December, commencing September 1, 2011.

Dividend Rate:	7.25% of the $25 per share liquidation preference per annum (equivalent to $1.8125 per share).

Optional Redemption:	The Series E preferred shares will not be redeemable before June 1, 2016, except in specified circumstances relating to certain tax events. Beginning on June 1, 2016, PartnerRe Ltd. may redeem the Series E preferred shares, in whole at any time or in part from time to time, at $25.00 per share plus accrued and unpaid dividends without interest.

Public Offering Price:	$25.00 per share; $325,000,000 total (not including the over-allotment option)

Underwriting Discounts:	$0.7875 per Series E preferred share for retail orders; $7,968,712 total (not including the over-allotment option); and $0.50 per Series E preferred share for institutional orders; $1,440,500 total (not including the over-allotment option)

Proceeds to PartnerRe, before expenses:	$315,590,788 (not including the over-allotment option)

Expected Listing:	NYSE

CUSIP / ISIN:	G68603 508 / BMG686035087

Joint Book Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC RBS Securities Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Series E Cumulative Redeemable Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, UBS Securities LLC toll-free at 1-877-827-6444 (ext 561 3884) or Wells Fargo Securities, LLC at 1-800-326-5897.